Exhibit 99.1

Clearmind Medicine Announces the Notice of an International Patent Application for Pioneering Ibogaine Combination Therapy

Innovative drug treatment developed in collaboration with SciSparc aims to enhance safety and efficacy in mental health and addiction care

Vancouver, Canada, Sept. 16, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the publication of an international patent application under the Patent Cooperation Treaty (“PCT”) for its pioneering combination therapy of Ibogaine and N-Acylethanolamines.

Ibogaine, a key compound derived from the root of Tabernanthe iboga, a shrub native to West and Central Africa, has shown promise in human clinical trials for treating opioid use disorder (OUD), cocaine use disorder (CUD), and other substance use disorders (SUD). As a result, Ibogaine is considered a potentially effective anti-addiction agent.

The patent application follows innovative developments from Clearmind’s successful collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a clinical-stage specialty pharmaceutical company focused on treatments for central nervous system disorders. Together, the two companies are researching innovative combination therapies that integrate psychedelic compounds with the N-Acylethanolamines family, including Palmitoylethanolamide (PEA).

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, commented: “The publication of this patent highlights Clearmind’s commitment to leadership in the psychedelics space through building a diverse patent portfolio, featuring technologies with varying timelines to market. Most importantly, we aim to provide safe and effective solutions for mental health conditions that currently have unmet needs. While treatments with Ibogaine are generally considered safe under proper medical supervision, there have been reports of fatalities or adverse events associated with the ingestion of iboga plant material or Ibogaine. We believe that combining Ibogaine with Palmitoylethanolamide will further enhance the efficacy and safety of this promising therapy.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

About SciSparc Ltd.

SciSparc Ltd. (SPRC) is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses Clearmind’s commitment to be a leader in the psychedelics space by creating a diverse patent portfolio, which contains various technologies with different times to market, but more importantly provides efficacious and safe solutions to various mental health conditions with unmet needs. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.